UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☑ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
  ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
Oceanus Power & Water, LLC

Legal status of issuer

> ***Form***
> Limited Liability Company

> ***Jurisdiction of Incorporation/Organization***
> Delaware

> ***Date of organization***
> July 9, 2015

Physical address of issuer
900 High Street, Palo Alto, CA 94301

Website of issuer
http://www.oceanus.pw

Name of intermediary through which the Offering will be conducted
InfraShares, Inc.

CIK number of intermediary
0001686389

SEC file number of intermediary
007-00107

CRD number, if applicable, of intermediary
288408

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the Offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering
The issuer shall pay to the Intermediary at the conclusion of the Offering a fee of one percent (1.0%) of the amount raised in the offering.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
None.

Name of qualified third party "Escrow Agent" which the Offering will utilize
Prime Trust LLC

Type of security offered
Secondary Debt Security Notes/Bonds

Target number of Securities to be offered
100

Price (or method for determining price)
$500.00

Target offering amount
$50,000.00

Oversubscriptions accepted:
☑ Yes
☐ No

Oversubscriptions will be allocated:
☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other: At the Company's discretion

Maximum offering amount (if different from target offering amount)
$5,000,000.00

Deadline to reach the target offering amount
August 31, 2021

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the Offering deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned.

Current number of US based employees: 0

	2019	**2018**
Total Assets	$156,393	$49,486
Cash & Cash Equivalents	NA	NA
Accounts Receivable	$0.00	$0.00
Short-term Debt	$1,924,834	$700,072
Long-term Debt	$5,920,000	$4,475,000
Revenues/Sales	$0.00	$0.00
Cost of Goods Sold	$1,898,591	$2,120,723
Taxes Paid	$0.00	$0.00
Net Income	$(2,562,855)	$(2,615,384)

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

THIS OFFERING IS ONLY EXEMPT FROM REGISTRATION UNDER THE LAWS OF THE UNITED STATES AND ITS TERRITORIES. NO OFFER IS BEING MADE IN ANY JURISDICTION NOT LISTED ABOVE. PROSPECTIVE INVESTORS ARE SOLELY RESPONSIBLE FOR DETERMINING THE PERMISSIBILITY OF THEIR PARTICIPATING IN THIS OFFERING, INCLUDING OBSERVING ANY OTHER REQUIRED LEGAL FORMALITIES AND SEEKING CONSENT FROM THEIR LOCAL REGULATOR, IF NECESSARY. THE INTERMEDIARY FACILITATING THIS OFFERING IS LICENSED AND REGISTERED SOLELY IN THE UNITED STATES AND HAS NOT SECURED, AND HAS NOT SOUGHT TO SECURE, A LICENSE OR WAIVER OF THE NEED FOR SUCH LICENSE IN ANY OTHER JURISDCITION. THE COMPANY, THE ESCROW AGENT AND THE INTERMEDIARY, EACH RESERVE THE RIGHT TO REJECT ANY INVESTMENT COMMITMENT MADE BY ANY PROSPECTIVE INVESTOR, WHETHER FOREIGN OR DOMESTIC.

March 30th, 2021

FORM C

Up to $5,000,000.00

Oceanus Power & Water, LLC



Secondary Debt Security Notes/Bonds

     This Form C (including the cover page and all exhibits attached hereto, the "Form C") is being furnished by Oceanus Power & Water, LLC, a Delaware Limited Liability Company (the "Company," as well as references to "we," "us," or "our"), to prospective investors for the sole purpose of providing certain information about a potential investment in Secondary Debt Security Notes/Bonds of the Company (the "Securities"). Investors in Securities are sometimes referred to herein as "Purchasers" or "Investors." The Company intends to raise at least $50,000.00 and up to $5,000,000.00 from Investors in the offering of Securities described in this Form C (this "Offering"). The minimum amount of Securities that can be purchased is $500.00 per Investor (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

     The rights and obligations of the holders of Securities of the Company are set forth below in the section entitled " *The Offering and the Securities--The Securities*". In order to purchase Securities, a prospective investor must complete the subscription process through the Intermediary's platform, which may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason.

     The Offering is being made through InfraShares, Inc. (the "Intermediary"). The Intermediary will be entitled to receive a fee in the amount of one percent (1%) of all funds raised in the Offering.

	Price to Investors	Service Fees and Commissions (1)	Net Proceeds
Minimum Individual Purchase Amount	$500.00	$5.00	$495.00
Aggregate Minimum Offering Amount	$50,000.00	$500.00	$49,500.00
Aggregate Maximum Offering Amount	$5,000,000.00	$50,000.00	$4,950,000.00

(1) This excludes fees to Company's advisors, such as attorneys and accountants.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or other materials. These Securities are offered under an exemption from registration; however, neither the U.S. Securities and Exchange Commission nor any state securities authority has made an independent determination that these Securities are exempt from registration. The Company filing this Form C for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation CF (§ 227.100 et seq.) must file a report with the Commission annually and post the report on its website at http://www.oceanus.pw no later than 120 days after the end of the company's fiscal year. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold in this Offering by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C is March 30, 2021.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the Commission and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY-TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C ENTITLED "RISK FACTORS."

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS.

THIS FORM C DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY THE COMPANY WILL AFFORD PROSPECTIVE INVESTORS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND THE COMPANY. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY ISSUING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

SPECIAL NOTICE TO CANADIAN INVESTORS

IF THE INVESTOR LIVES WITHIN CANADA, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF A CANADA, SPECIFICALLY WITH REGARD TO THE TRANSFER AND RESALE OF ANY SECURITIES ACQUIRED IN THIS OFFERING.

NOTICE REGARDING ESCROW AGENT

PRIME TRUST LLC, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

Forward Looking Statement Disclosure

This Form C and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations,

plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C or any documents incorporated by reference herein or therein speaks only as of the date of this Form C. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Table of Contents

Contents

ONGOING REPORTING

The Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the company's fiscal year.

Once posted, the annual report may be found on the Company's website at: http://www.oceanus.pw

The Company must continue to comply with the ongoing reporting requirements until:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Company liquidates or dissolves its business in accordance with state law.

About this Form C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Investor prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Investor is urged to read this Form C and the Exhibits hereto in their entirety.

Oceanus Power & Water, LLC (the "Company") is a Delaware Limited Liability Company, formed on July 9, 2015.

The Company is located at 900 High Street, Palo Alto, CA 94301.

The Company's website is http://www.oceanus.pw.

The information available on or through our website is not a part of this Form C. In making an investment decision with respect to our Securities, you should only consider the information contained in this Form C.

The Business

The Company is an infrastructure development company that has developed a proprietary solution to produce low cost desalinated water and provide low cost energy storage services from a single integrated facility. The Company seeks to build, own and operate these integrated facilities around the world, wherever there is a large coastal population in a semi-arid region that suffers from water supply constraints. The Company's products and services are typically sold to large municipal agencies responsible for public water and energy services. Additionally, the Company may also sell its products and services to large industrial companies such as mining companies.

The Offering

Minimum amount of Secondary Debt Security Notes/Bonds being offered	200
Total Secondary Debt Security Notes/Bonds outstanding after Offering (if minimum amount reached)	200
Maximum amount of Secondary Debt Security Notes/Bonds being offered	10,000
Total Secondary Debt Security Notes/Bonds outstanding after Offering (if maximum amount reached)	10,000
Purchase price per Security	$500.00
Minimum investment amount per investor	$500.00
Offering deadline	July 15, 2021
Use of proceeds	See the description of the use of proceeds on page 29 hereof.
Voting Rights	There are no voting rights associated with this security.

The price of the Securities has been determined by the Company and does not necessarily bear any relationship to the assets, book value, or potential earnings of the Company or any other recognized criteria or value.

RISK FACTORS

Risks Related to the Company's Business and Industry

Inaccuracy of Financial Forecasts; Forward-Looking Statements.
The Company expects that plant revenues will be sufficient to pay debt service when due and to pay the other amounts to be paid or distributed or otherwise necessary to operate the plant until the final maturity of the debt. This expectation is based upon financial forecasts and projections that are based on many factors, including estimates of construction costs and operating expenses, including electricity costs, state and federal laws, any or all of which may change from time to time, and assumptions regarding the rate of return on moneys to be invested in various accounts, and the occurrence of future events, conditions and plant production performance.

Furthermore, future events, over many of which the Company has no control, may adversely affect plant revenues. Actual results may differ from such forecasts and projections because circumstances and events will not occur as projected and some of those differences may be material. If plant revenues or operations and maintenance ("O&M") costs vary substantially from those projected, the Company may be unable to pay debt service when due.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees. In particular, the Company is dependent on Neal Aronson, Joan Leal, and Andrew Kingman who are President, Vice President, Engineering, and Acting Chief Financial Officer of the Company. The Company has or intends to enter into employment agreements with Neal Aronson, Joan Leal and Andrew Kingman although there can be no assurance that it will do so or that they will continue to be employed by the Company for a particular period of time. The loss of Neal Aronson, Joan Leal, and Andrew Kingman or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience. Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. We face intense competition for personnel. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us.

We are subject to numerous international, federal, state and local environmental laws and regulations governing our permits, operations, and discharges into the environment, including discharges to air, surface water, groundwater, soil and the marine environment.
We also are subject to laws and regulations that impose liability and clean-up responsibility for releases of hazardous substances into the environment. The presence of contamination from or wastes on our properties or at a job site could interfere with ongoing operations. In addition, a part of our business is done in the Southwestern U.S. where we run a greater risk of fines, work stoppages or other sanctions for disturbing Native American artifacts and archeological sites.

Our international operations could be affected by currency fluctuations, capital and exchange controls, expropriation and other restrictive government actions, changes in intellectual property legal protections and remedies, trade regulations and procedures and actions affecting approval, production, pricing, and marketing of, reimbursement for and access to our products, as well as by political unrest, unstable governments and legal systems and inter-governmental disputes.
Any of these changes could adversely affect our business. Many emerging markets have experienced growth rates in excess of the world's largest markets, leading to an increased contribution to the industry's global performance. There is no assurance that these countries will continue to sustain these growth rates. In addition, some emerging market countries may be particularly vulnerable to periods of financial instability or significant currency fluctuations or may have limited resources for healthcare spending, which can adversely affect our results.

We rely on various intellectual property rights, including patents in order to operate our business. Such intellectual property rights, however, may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property

rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights.

As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

The amount of capital the Company is attempting to raise in this Offering is not enough to sustain the Company's current business plan.
In order to achieve the Company's near and long-term goals, the Company will need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we will not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of his or her investment.

Construction Risks; Force Majeure; Change in Law.
Construction of the Company's proprietary infrastructure facility or project is a major undertaking and could be delayed or prevented entirely. The project also could incur:

cost overruns or otherwise be adversely affected by a number of factors, such as shortage of;

equipment, materials or labor, labor disputes, changes in law, adverse weather conditions, earthquakes and other;

natural disasters, delays in achieving relocations or rights of way for utilities, unforeseen engineering, environmental;

or geological problems, discovery of unidentified hazardous materials, historical artifacts or unidentified utilities;

changing economic conditions (such as rising interest rates and/or inflation) and accidents or unforeseen circumstances, the cost of which may not be assumed by the customer, the Company or the Engineering Procurement Construction ("EPC") contractor.

Our global operations are required to comply with the U.S. Foreign Corrupt Practices Act and similar anti-bribery laws in other jurisdictions and with U.S. and foreign export control, trade embargo and customs laws. If we fail to comply with them, we could suffer civil and criminal sanctions.

We have not prepared any audited financial statements.
Therefore, you have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in both the U.S. and various foreign jurisdictions.
Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies. We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

Most of our project awards are determined through a competitive bidding process in which price is the determining factor. We compete against multiple competitors in all of the markets in which we operate, most of which are local or regional operators. Some of our competitors are larger than we are, are vertically integrated, and/or have similar or greater financial resources than we do. As a result, our competitors may be able to bid at lower prices than we can as a result of their size or vertical-integration advantages. Government funding for public infrastructure projects is limited, thus contributing to competition for the limited number of public projects available. An increase in competition may result in a decrease in new project awards to us at acceptable profit margins. In addition, in the event of a downturn in private residential and commercial construction, the competition for available public infrastructure projects could intensify, which could materially and adversely impact our financial condition, results of operations or liquidity.

In some instances, including in the case of many of our fixed unit price contracts, we guarantee that we will complete a project by a certain date. Any failure to meet contractual schedule or

completion requirements set forth in our contracts could subject us to responsibility for costs resulting from the delay, generally in the form of contractually agreed-upon liquidated damages, liability for our customer's actual costs arising out of our delay, reduced profits or a loss on that project, damage to our reputation and a material adverse impact to our financial position, results of operations, cash flows and liquidity.

The majority of our revenues and backlog are derived from fixed unit price contracts and lump sum contracts. Fixed unit price contracts require us to provide materials and services at a fixed unit price based on approved quantities irrespective of our actual per unit costs. Lump sum contracts require that the total amount of work be performed for a single price irrespective of our actual per unit costs. We realize a profit on our contracts only if we accurately estimate our costs and then successfully control actual costs and avoid cost overruns, and our revenues exceed actual costs. If our cost estimates for a contract are inaccurate, or if we do not execute the contract within our cost estimates, then cost overruns may cause us to incur losses or cause the contract not to be as profitable as we expected. The final results under these types of contracts could negatively affect our cash flow, earnings and financial position.

The costs incurred and gross profit realized on our contracts can vary, sometimes substantially, from our original projections due to a variety of factors, including, but not limited to:

• on site conditions that differ from those assumed in the original bid or contract;

• failure to include required materials or work in a bid, or the failure to estimate properly the quantities or costs needed to complete a lump sum contract;

• contract or project modifications creating unanticipated costs not covered by change orders;

• failure by our suppliers, subcontractors, designers, engineers, joint venture partners or customers to perform their obligations;

• delays in quickly identifying and taking measures to address issues which arise during contract execution;

• changes in availability, proximity and costs of materials, including steel, concrete, aggregates and other construction materials, as well as fuel and lubricants for our equipment;

• claims or demands from third parties for alleged damages arising from the design, construction or use and operation of a project of which our work is part;

• difficulties in obtaining required governmental permits or approvals;

• availability and skill level of workers in the geographic location of a project;

• citations issued by any governmental authority, including the Occupational Safety and Health Administration;

• unexpected labor conditions or work stoppages;

• changes in applicable laws and regulations;

• delays caused by weather conditions;

• fraud, theft or other improper activities by our suppliers, subcontractors, designers, engineers, joint venture partners or customers or our own personnel; and

• mechanical problems with our machinery or equipment.

Many of our contracts with public sector customers contain provisions that purport to shift some or all of the above risks from the customer to us, even in cases where the customer is partly at fault. Our experience has often been that public sector customers have been willing to negotiate equitable adjustments in the contract compensation or completion time provisions if unexpected circumstances arise. However, public sector customers may seek to impose contractual risk-shifting provisions more aggressively, which could increase risks and adversely affect our cash flow, earnings and financial position.

Third-Party Contract Risk Generally.
The viability of the plant and the Company's ability to make payments on the debt depends highly on the performance by third parties (e.g., the water and energy buyers, the EPC contractor and the guarantors of the EPC contractor's obligations under the EPC contracts, the O&M agreement and landowners with respect to any obligations under a ground lease) of their obligations. If the parties do not perform their obligations or are excused from performing their obligations because of nonperformance by the Company or due to force majeure events, the Company may not be able to acquire alternate goods or services to cover such nonperformance on substantially equivalent terms and conditions (if at all).

The Company has indicated that it has engaged in certain transactions with related persons.
Please see the section of this Memorandum entitled "Transactions with Related Persons and Conflicts of Interest" for further details.

Our business is highly dependent on the amount and timing of infrastructure work funded by various governmental entities, which, in turn, depends on the overall condition of the economy, the need for new or replacement infrastructure, the priorities placed on various projects funded by governmental entities and federal, state or local government spending levels. Spending on infrastructure could decline for numerous reasons, including decreased revenues received by state and local governments for spending on such projects, including federal funding.

As part of our business, we are a party to joint venture arrangements, pursuant to which we typically jointly bid on and execute particular projects with other companies in the construction industry. Success on these joint projects depends upon managing the risks discussed in the various risks described in these "Risk Factors" and on whether our joint venture partners satisfy their contractual obligations. We and our joint venture partners are generally jointly and severally liable for all liabilities and obligations of our joint ventures. If a joint venture partner fails to perform or is financially unable to bear its portion of required capital contributions or other obligations, including liabilities stemming from lawsuits, we could be required to make additional investments, provide additional services or pay more than our proportionate share of a liability to make up for our partner's shortfall. Furthermore, if we are unable to adequately address our partner's performance issues, the customer may terminate the project, which could result in legal liability to us, harm to our reputation and reduction to our profit on a project.

Construction and maintenance sites, and facilities are potentially dangerous workplaces subject to the usual hazards associated with providing construction and related services, and our employees and others are often put in close proximity with mechanized equipment, moving vehicles, chemical and manufacturing processes, and highly regulated materials. Operating hazards can cause personal injury and loss of life, damage to or destruction of property, plant and equipment and environmental damage.

On sites, we may be responsible for safety and, accordingly, will have to implement safety procedures. If we fail to implement these procedures or if the procedures, we implement are ineffective, we may suffer the loss of or injury to our employees or others, as well as expose ourselves to possible litigation. A serious accident may occur on one of our worksites. As a result, our failure to maintain adequate safety standards could result in reduced profitability or the loss of projects or clients and could have a material adverse impact on our financial position, results of operations, cash flows and liquidity.

We will maintain general liability and excess liability insurance, workers' compensation insurance, auto insurance and other types of insurance all in amounts consistent with our risk of loss and industry practice, but this insurance may not be adequate to cover all losses or liabilities that we may incur in our operations. Insurance liabilities are difficult to assess and quantify due to unknown factors, including the severity of an injury, the determination of our liability in proportion to other parties, the number of incidents not reported and the effectiveness of our safety program. If we were to experience insurance claims or costs above our estimates, we might be required to use working capital to satisfy these claims rather than to maintain or expand our operations. To the extent that we experience a material increase in the frequency or severity of accidents or workers' compensation and health claims, or unfavorable developments on existing claims, our operating results and financial condition could be materially and adversely affected.

The Company's business operations may be materially adversely affected by a pandemic such as the Coronavirus (COVID-19) outbreak.

In December 2019, a novel strain of coronavirus was reported to have surfaced in Wuhan, China, which spread throughout other parts of the world, including the United States. On January 30, 2020, the World Health Organization declared the outbreak of the coronavirus disease (COVID-19) a "Public Health Emergency of International Concern." On January 31, 2020, U.S. Health and Human Services Secretary Alex M. Azar II declared a public health emergency for the United States to aid the U.S. healthcare community in responding to COVID-19, and on March 11, 2020 the World Health Organization characterized the outbreak as a "pandemic." COVID-19 resulted in a widespread health crisis that adversely affected the economies and financial markets worldwide. The Company's business could be materially and adversely affected. The extent to which COVID-19 impacts the Company's business will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of COVID-19 and the actions to contain COVID-19 or treat its impact, among others. If the disruptions posed by COVID-19 or other matters of global concern continue for an extended period of time, the Company's operations may be materially adversely affected.

We face risks related to health epidemics and other outbreaks, which could significantly disrupt the Company's operations and could have a material adverse impact on us.

The outbreak of pandemics and epidemics could materially and adversely affect the Company's business, financial condition, and results of operations. If a pandemic occurs in areas in which we have material operations or sales, the Company's business activities originating from affected areas, including sales, materials, and supply chain related activities, could be adversely affected. Disruptive activities could include the temporary closure of facilities used in the Company's

supply chain processes, restrictions on the export or shipment of products necessary to run the Company's business, business closures in impacted areas, and restrictions on the Company's employees' or consultants' ability to travel and to meet with customers, vendors or other business relationships. The extent to which a pandemic or other health outbreak impacts the Company's results will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of a virus and the actions to contain it or treat its impact, among others. Pandemics can also result in social, economic, and labor instability which may adversely impact the Company's business.

If the Company's employees or employees of any of the Company's vendors, suppliers or customers become ill or are quarantined and in either or both events are therefore unable to work, the Company's operations could be subject to disruption. The extent to which a pandemic affects the Company's results will depend on future developments that are highly uncertain and cannot be predicted.

We face risks relating to public health conditions such as the COVID-19 pandemic, which could adversely affect the Company's customers, business, and results of operations.
Our business and prospects could be materially adversely affected by the COVID-19 pandemic or recurrences of that or any other such disease in the future. Material adverse effects from COVID-19 and similar occurrences could result in numerous known and currently unknown ways including from quarantines and lockdowns which impair the Company's business including marketing and sales efforts, supply chain, etc. If the Company purchases materials from suppliers in affected areas, the Company may not be able to procure such products in a timely manner. The effects of a pandemic can place travel restrictions on key personnel which could have a material impact on the business. In addition, a significant outbreak of contagious diseases in the human population could result in a widespread health crisis that could adversely affect the economies and financial markets of many countries, resulting in an economic downturn that could reduce the demand for the Company's products and impair the Company's business prospects including as a result of being unable to raise additional capital on acceptable terms to us, if at all.

Risks Related to the Securities

The Secondary Debt Security Notes/Bonds will not be freely tradable until one year from the initial purchase date. Although the Secondary Debt Security Notes/Bonds may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney.
You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Secondary Debt Security Notes/Bonds. Because the Secondary Debt Security Notes/Bonds have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Secondary Debt Security Notes/Bonds have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be affected. Limitations on the transfer of the Secondary Debt Security Notes/Bonds may also adversely affect the price that you might be able to obtain for the Secondary Debt Security Notes/Bonds in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.

No governmental agency has reviewed or passed upon this Offering, the Company or any Securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering on their own or in conjunction with their personal advisors.

No Guarantee of Return on Investment

There is no assurance that a Purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each Purchaser should read the Form C and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

A portion of the proceeds from the Offering will used to repay obligations of the Company currently in arrears.

These proceeds will not be available for the ongoing operations of the Company but will instead be paid to creditors for amounts which are currently overdue.

A majority of the Company is owned by a small number of owners.

Prior to the Offering the Company's current owners of 20% or more beneficially own up to 70.0% of the Company. Subject to any fiduciary duties owed to our other owners or investors under Delaware law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

The Company has the right to extend the Offering deadline.

The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering deadline stated herein is reached. Your investment will not be accruing interest during this time and will simply be held until such time as the new Offering deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you.

There is no present market for the Securities and we have arbitrarily set the price.

We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or

prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

The Securities will be effectively subordinate to any of our debt that is secured.
The Securities will be unsecured, unguaranteed obligations of the Company and will be effectively subordinated to any present or future secured debt obligations that we may incur in the future to the extent of the value of the assets securing that debt. The effect of this subordination is that if we are involved in a bankruptcy, liquidation, dissolution, reorganization or similar proceeding, or upon a default in payment on, or the acceleration of, any of our secured debt, if any, our assets that secure debt will be available to pay obligations on the Securities only after all debt under our secured debt, if any, has been paid in full from those assets. Holders of the Securities will participate in any remaining assets ratably with all of our other unsecured and unsubordinated creditors, including trade creditors. We may not have sufficient assets remaining to pay amounts due on any or all of the Securities then outstanding.

We are permitted to incur more debt, which may increase our risk of the inability to pay interest and principal on the Securities when it comes due.
We are not restricted from incurring additional secured or unsecured debt or other liabilities. If we incur additional debt or liabilities, your Security may be subordinate to the payment of principal or interest on such other future debt and our ability to pay our obligations on the Securities could be adversely affected. We expect that we will from time to time incur additional debt and other liabilities. In addition, we are not restricted from paying dividends or issuing or repurchasing our equity interests.

The provisions of the Securities relating to a liquidation event or change of control transactions will not necessarily protect you.
The provisions in the Securities will not necessarily afford you protection in the event of a transaction that may adversely affect you, including a reorganization, restructuring, merger or other similar transaction involving us. These transactions may not involve a "liquidation event" or "change of control" which would to trigger these protective provisions. Except in certain circumstances, the Securities will not permit the holders of the Securities to require us to repurchase the Securities in the event of a takeover, recapitalization or similar transaction.

We may not be able to repurchase all of the Securities upon a liquidation event or change of control repurchase event.
Upon the occurrence of events constituting a liquidation event or change of control, we will be required to offer to repurchase the Securities. We may not have sufficient funds to repurchase the Securities in cash at such time or have the ability to arrange necessary financing on acceptable terms. In addition, our ability to repurchase the Securities for cash may be limited by law or the terms of other agreements relating to our indebtedness outstanding at the time.

We may not be able to generate sufficient cash flow to meet our interest payment obligations on the Securities.
Our ability to generate sufficient cash flow from operations to make scheduled interest payments on the Securities will depend on our future financial performance, which will be affected by a range of economic, competitive, and business factors, many of which are outside of our control. The Company will be in default if it is unable to pay interest or principal when due, which could force us to discontinue our business. If we do not generate sufficient cash flow from operations, we may have to undertake alternative financing plans, such as refinancing or restructuring our debt, selling assets, reducing or delaying capital investments, or seeking to raise additional capital.

We cannot assure you that any refinancing would be possible, that any assets could be sold, or, if sold, of the timing of the sales and the amount of proceeds realized from those sales, or that additional financing could be obtained on acceptable terms, if at all, or would be permitted under the terms of the agreements governing our indebtedness then outstanding. Our inability to generate sufficient cash flow to satisfy our interest payments on the Securities would severely negatively impact your investment in the Securities.

You will not have a vote or influence on the management of the Company.
Substantially all decisions with respect to the management of the Company will be made exclusively by the officers, directors, managers or employees of the Company. You, as a Purchaser, will have a very limited ability to vote on issues of Company management and will not have the right or power to take part in the management of the Company and will not be represented on the board of directors or managers of the Company. Accordingly, no person should purchase a Security unless he or she is willing to entrust all aspects of management to the Company.

Your right to receive payments on the Securities is junior to our existing senior indebtedness and possibly all of our future borrowings. The Securities rank behind all of our existing and future senior indebtedness. If the maximum amount is raised, after giving effect to this Offering, the Company will have $7,025,000.00 of outstanding indebtedness, $6,025,000.00 of which will be senior to the Securities. We will be permitted to borrow substantial additional indebtedness, including senior debt, in the future. As a result of this subordination, upon any distribution to our creditors in a bankruptcy, liquidation or reorganization or similar proceedings relating to us, the holders of our senior debt will be entitled to be paid in full in cash before any payment may be made with respect to the Securities. In addition, all payments on the Securities will be blocked in the event of a payment default on senior debt.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS FORM C AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

BUSINESS

Description of the Business

The Company is an infrastructure development company that has developed a patented, proprietary solution to produce low cost desalinated water and provide low cost energy storage services from a single integrated facility. The Company seeks to build, own and operate these integrated facilities around the world, wherever there is a large coastal population in a semi-arid region that suffers from water supply constraints. The Company's products and services are typically sold to large municipal agencies responsible for public water and energy services. Additionally, the Company may also sell its products and services to large industrial companies such as mining companies.

Business Plan

The Company's solution produces both low-cost desalinated water and low cost energy storage services from an integrated facility. This patented integration is called: Integrated Pumped Hydro Reverse Osmosis Clean Energy System, or by its acronym "IPHROCES". The Company is commercializing this integration through the direct development, ownership and operation of facilities around the world. To successfully commercialize IPHROCES globally, the Company is initially establishing a network of stakeholder relationships in key markets, such as North and South Americas; Australia; South Africa; and the Middle East. These market specific stakeholder networks might consist of private utility companies, public utility companies; private development companies; or local government agencies. Successful commercialization also requires strong relationships with project capital sources and infrastructure investment groups such as infrastructure funds, pension funds and private corporations.

History of the Business

Over the last three years, the Company has established partnership relationships with many of the largest infrastructure investment groups in all of its initial markets. The Company uses its proprietary solution and network of stakeholders and capital partners to develop IPHROCES projects. This work involves identifying and controlling sites; evaluating markets; conducting environmental assessments; performing detailed engineering; acquiring permits; securing long term purchase contracts; securing project financing; securing construction contracts; managing the construction and commissioning processes; and owning the operating project. In the fourth quarter of 2020, the Company signed a joint development agreement with EDF Andes SpA, a subsidiary of EDF International a division of the partially state-owned electrical utility known as EDF or Électricité de France S.A., to permit, build, own and operate Oceanus' flagship IPHROCES project.

The Company's Products and/or Services

Product / Service	Description	Current Market
Desalinated Water	The Oceanus solution uses reverse osmosis membranes to produce desalinated water at a very low cost because our system uses both the lowest cost energy and reduces the amount of energy needed. Additionally, our solution reduces the environmental impact of desalinated water by reducing carbon emissions from energy uses and by diluting the brine waste before returning it to the marine environment.	Northern Chile; Sonora, Mexico; Southern California, U.S.A.
Energy Storage Services	The Oceanus solution produces energy storage services by using existing seawater pumped hydro technology with several innovations designed to reduce costs and construction risks. Oceanus' pumped hydro solution provides a wide range of energy storage services and can deliver the longest duration of energy storage at the lowest cost/kWh on the market. Additionally, pumped hydro has a small environmental impact.	Northern Chile; Sonora, Mexico; Southern California, U.S.A.

The Company is an infrastructure development company, so we identify potential markets and then seek to find project sites, partners, buyers and other stakeholders to facilitate the permitting, financing, construction and operation of a project.

Competition

The Company's primary competitors are desalination and other suppliers in the water market and with energy storage technology providers in the energy market.

The Company's proprietary, patented solution delivers low-cost desalinated water and low cost energy storage services for the markets within which it develops projects. No other service provider in either sector has an integrated system that can deliver both products from a single, efficient facility. As well, the environmental impact of the Oceanus solution can be greatly reduced because of the proprietary integration.

Supply Chain and Customer Base

The Company works with large, international consulting engineering companies on the design and engineering of its projects. Construction is also contracted to large companies with significant experience in hydropower and civil construction. These companies may be either located in a specific national market or have a more international presence.

The Company has two projects in the feasibility/permitting stage of the development process and thus has no current customers.

The Company is dependent on the following customers:

Customer or Description	Service/product provided	Percent revenue
Water utility or industrial buyer.	Desalinated Water	50.0%
Energy utility or industrial buyer.	Energy Storage Services	50.0%

Intellectual Property - Patents

Application or Registration #	Title	Description	File Date	Grant Date	Nation
15/858884	An integrated system for generating, storing and dispensing clean energy and desalinating water.	An integrated system for generating, storing and dispensing clean energy and desalinating water.	December 29, 2017	February 4, 2021	USA
15/936381	Integrated system for supplying clean water and clean energy to the mining industry.	Integrated system for supplying clean water and clean energy to the mining industry.	April 26, 2018	Pending	USA

Governmental/Regulatory Approval and Compliance

The Company is dependent on the following regulatory approvals:

Line of Business	Government Agency	Type of Approval	Application Date	Grant Date
Water & Energy	Environmental	Permits	N/A	N/A

The Company projects typically require environmental, entitlement, construction, water quality and occasionally, energy regulatory permits prior to construction and operation. These permits can take several years and millions of dollars to acquire, with no guarantee of success.

Litigation

There are no existing legal suits pending, or to the Company's knowledge, threatened, against the Company.

Other

The Company's principal address is 900 High Street, Palo Alto, CA 94301.

The Company has the following additional addresses: Avenida Andres Bello 2711, piso 8 Santiago, Chile.

The Company conducts business in California, Chile, Mexico, and Australia.

The Company has the following subsidiaries:

Name	Entity Type	Location of Formation	Date of Formation	% Owned by Company
OCEANUS Energía & Agua de Sudamerica	SpA	Santiago, Chile	October 3, 2018	100.0%
OCEANUS Energía & Agua de Mexico	S.A. de C.V.	Mexicali, Mexico	May 19, 2016	99.0%
Oceanus Power & Water California, LLC	Limited Liability Company	Delaware	September 17, 2018	100.0%

Because this Form C focuses primarily on information concerning the Company rather than the industry in which the Company operates, potential Purchasers may wish to conduct their own separate investigation of the Company's industry to obtain greater insight in assessing the Company's prospects.

USE OF PROCEEDS

The following table lists the use of proceeds of the Offering if the Minimum Amount and Maximum Amount are raised.

Use of Proceeds	% of Minimum Proceeds Raised	Amount if Minimum Raised	% of Maximum Proceeds Raised	Amount if Maximum Raised
Estimated Attorney Fees	5.00%	$2,500	5.00%	$250,000
Estimated Accountant /Auditor Fees	5.00%	$2,5000	2.50%	$125,000
Research and Development	0.00%	$0	15.00%	$750,000
Future Wages	0.00%	$0	40.00%	$2,000,000
Repayment of obligations in arrears	25.00%	$12,500	10.00%	$500,000
Project Consulting	25.00%	$12,500	10.00%	$500,000
Project Feasibility	40.00%	$20,000	10.00%	$500,000
Travel & Operations	0.00%	$0	7.50%	$375,000
Total	**100.00%**	**$50,000**	**100.00%**	**$5,000,000**

The Use of Proceeds chart is not inclusive of fees paid for use of the Form C generation system, payments to financial and legal service providers, and escrow related fees, all of which were incurred in preparation of the campaign and are due in advance of the closing of the campaign. The Company does have discretion to alter the use of proceeds as set forth above. The Company may alter the use of proceeds under the following circumstances: Any.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors

The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Neal Aronson

All positions and offices held with the Company and date such position(s) was held with start and ending dates

President, 2015 - Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

President, manages and controls the Company, 2015 - Present

Education

Whitman College, BA Economics
UC Berkeley, Haas School of Business, MBA

Officers

The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Neal Aronson

All positions and offices held with the Company and date such position(s) was held with start and ending dates

President, 2015 - Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

President, manages and controls the Company, 2015 - Present

Education

Whitman College, BA Economics
UC Berkeley, Haas School of Business, MBA

Joan Leal

All positions and offices held with the Parent and date such position(s) was held with start and ending dates

Vice President, Engineering, July 2017 – Present

Chief Development Officer, Oct 2019 - Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Vice President, Engineering, responsible for all system design and engineering, July 2017 - Present
Chief Development Officer, responsible for all development activities, October 2019 - Present

Education

Universidad de Concepción, BS Ingeniería Civil
Pontificia Universidad Católica de Chile, MA Ingeniería Civil
Stanford University Graduate School of Business, Master of Science (MSc)

Name

Andrew Kingman

All positions and offices held with the Parent and date such position(s) was held with start and ending dates

Chief Financial Officer, Oct 2019 - Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Chief Financial Officer, responsible for financial and capital market operations, Oct 2019 - Present
Poseidon Water LLC, Chief Financial Officer, responsible for financial operations, 2000 - 2018

Education

University of New Hampshire, BS Mechanical Engineering
Darden Graduate School of Business Administration, MBA

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 0 employees in U.S., but has 4 employees in its Chilean subsidiary.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Convertible Notes
Amount outstanding	6,025,000
Voting Rights	Notes can be converted in common membership units with voting rights.
Anti-Dilution Rights	None
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	None
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).	50.0%

The Company has the following debt outstanding:

Type of debt	Convertible Notes
Name of creditor	California Infrastructure Fund I
Amount outstanding	$5,925,000.00
Interest rate and payment schedule	14% Accrued Interest.
Amortization schedule	None
Describe any collateral or security	Debt is secured by the Company's assets.
Maturity date	December 31, 2022
Other material terms	(1) California Infrastructure Fund I owns 1,612,350 Options, which are convertible into 1,612,350 Common Memberships Units.

Type of debt	Convertible Notes
Name of creditor	Peter Aronson
Amount outstanding	$50,000.00
Interest rate and payment schedule	14%
Amortization schedule	None
Describe any collateral or security	None
Maturity date	December 31, 2022
Other material terms	(1) Peter Aronson owns 7,625 Options, which are convertible into 7,625 Common Membership Units.

Type of debt	Convertible Notes
Name of creditor	Corey Zimmerman
Amount outstanding	$50,000.00
Interest rate and payment schedule	14%
Amortization schedule	None
Describe any collateral or security	None
Maturity date	December 31, 2022
Other material terms	(1) Corey Zimmerman owns 7,625 Options, which are convertible into 7,625 Common Memberships Units.

Following the Offering, the total amount of outstanding indebtedness of the Company will be $6,075,000.00 if the Minimum Amount is raised and $11,075,000.00 if the Maximum Amount is raised.

Ownership

The Company is a Delaware Limited Liability Company with multiple members and managing members. Neal G. Aronson has a 45% membership interest. Mr. Aronson is also the President of the Company.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned Prior to Offering
Neal G. Aronson	45.0%
Sandra Walker	20.0%
Jose Garcia Guerrero	20.0%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations

The Company will not achieve profitability in the next twelve months but should make significant progress on the development and permitting of its Chilean project.

Liquidity and Capital Resources

The Company is concurrently offering debt securities through an investment advisor in the amount of up to fifty million dollars ($50,000,000.00) (the "Concurrent Offering") accruing a coupon of at least ten percent (10%) per year for a term of four (4) years, under Regulation D of the Securities Act of 1933 to certain accredited investors (the "Reg D Offering"), concurrently with and/or prior to the closing of the Offering. The financial close of this offering is currently scheduled for Q2 2021. If successful, some of the funds from the Reg D Offering will be used for similar purposes as the proceeds from this Offering and may also be used to prepay the notes from this Offering.

The Company intends to use the proceeds of the Offering to advance its Chilean project, as well as to advance other initiatives such as intellectual property filings and research and development.

The Company has the following sources of capital in addition to the proceeds from the Offering: Oceanus has raised three previous rounds of convertible debt capital for a total of $6,025,000.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Material Changes and Other Information

None.

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the

Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

THE OFFERING AND THE SECURITIES

The Offering

The Company is offering up to 2,000 of Secondary Debt Security Notes/Bonds for up to $5,000,000.00. The Company is attempting to raise a minimum amount of $50,000.00 in this Offering (the "Minimum Amount"). The Company must receive commitments from investors in an amount totaling the Minimum Amount by July 15, 2021 (the "Offering Deadline") in order to receive any funds. If the sum of the investment commitments does not equal or exceed the Minimum Amount by the Offering Deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned to potential investors without interest or deductions. The Company has the right to extend the Offering Deadline at its discretion. The Company will accept investments in excess of the Minimum Amount up to $5,000,000.00 (the "Maximum Amount") and the additional Securities will be allocated at the Company's discretion.

The price of the Securities does not necessarily bear any relationship to the Company's asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities.

In order to purchase the Securities you must make a commitment to purchase by completing the Note Purchase Agreement. Purchaser funds will be held in escrow with Prime Trust, LLC until the Minimum Amount of investments is reached. Purchasers may cancel an investment commitment until 48 hours prior to the Offering Deadline or the Closing, whichever comes first using the cancellation mechanism provided by the Intermediary. The Company will notify Purchasers when the Minimum Amount has been reached. If the Company reaches the Minimum Amount prior to the Offering Deadline, it may close the Offering at least five (5) days after reaching the Minimum Amount and providing notice to the Purchasers. If any material change (other than reaching the Minimum Amount) occurs related to the Offering prior to the Offering Deadline, the Company will provide notice to Purchasers and receive reconfirmations from Purchasers who have already made commitments. If a Purchaser does not reconfirm his or her investment commitment after a material change is made to the terms of the Offering, the Purchaser's investment commitment will be cancelled and the committed funds will be returned without interest or deductions. If a Purchaser does not cancel an investment commitment before the Minimum Amount is reached, the funds will be released to the Company upon closing of the Offering and the Purchaser will receive the Securities in exchange for his or her investment. Any Purchaser funds received after the initial closing will be released to the Company upon a subsequent closing and the Purchaser will receive Securities via Electronic Certificate/PDF in exchange for his or her investment as soon as practicable thereafter.

Subscription Agreements are not binding on the Company until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company rejects all or a portion of any subscription, the applicable prospective Purchaser's funds will be returned without interest or deduction.

The price of the Securities was determined arbitrarily. The minimum amount that a Purchaser may invest in the Offering is $500.00. The Offering is being made through InfraShares, Inc., the Intermediary. The following sets forth the compensation being paid in connection with the Offering.

Commission/Fees

1.0% of the amount raised

Transfer Agent and Registrar

Vertalo

The Securities

We request that you please review this Form C and the Note Purchase Agreement attached as Exhibit D, in conjunction with the following summary information.

Interest Payment and Amortization Schedule

The principal amount of a single Security or "Note" is $500.00. The Notes will not have any original issue discount. The Securities will pay interest at an annual rate of 10% in cash.

The Notes will mature on July 15, 2025. The Notes are prepayable by the Company. If the Notes are prepaid within the first year, the Company will pay a prepayment penalty of ten percent (10%) or one (1) year of interest, whichever is greater.

Interest will accrue monthly and will be added to the principal amount each year to be paid in full at maturity.

The notes are non-amortizing and the entire principal amount and accrued and outstanding interest will be due and payable at maturity.

Security

The Notes are not secured.

Subordination

The Notes are subordinate to other indebtedness of the Company.

Events of Default

In addition to the standard events of default such the Company's failure to pay principal and/or interest on the Notes, liquidation of the Company and voluntary or involuntary bankruptcy proceedings of the Company.

Covenants

The Notes do not contain any restrictive covenants, which will inhibit its ability to take certain actions.

Voting and Control

The Securities have the following voting rights: None

The Company does not have any voting agreements in place.

The Company does not have any shareholder/equity holder agreements in place.

Anti-Dilution Rights

The Securities do not have anti-dilution rights.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a family member of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

Other Material Terms

The Company does not have the right to repurchase the Secondary Debt Security Notes/Bonds.

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH HIS OR HER OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO INSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH

TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Investors who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to UNITED STATES withholding tax.

EACH POTENTIAL INVESTOR SHOULD CONSULT HIS OR HER OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

Securities

Related Person/Entity	Peter Aronson
Relationship to the Company	Brother to President
Total amount of money involved	$50,000.00
Benefits or compensation received by related person	Membership interest
Benefits or compensation received by Company	Seed funding
Description of the transaction	The Company received a convertible loan from an immediate family member of its President, at relatively similar terms to California Infrastructure Fund I.

Conflicts of Interest

To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

OTHER INFORMATION

Prior Exempt Offerings

The Company is concurrently offering debt securities through an investment advisor in the amount of up to fifty million dollars ($50,000,000.00) (the "Concurrent Offering") accruing a coupon of at least ten percent (10%) per year for a term of four (4) years, under Regulation D of the Securities Act of 1933 to certain accredited investors (the "Reg D Offering"), concurrently with and/or prior to the closing of the Offering. The financial close of this offering is currently scheduled for Q2 2021. If successful, some of the funds from the Reg D Offering will be used for similar purposes as the proceeds from this Offering and may also be used to prepay the notes from this Offering.

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

_____
(Signature)

Neal Aronson
(Name)

President
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

_____
(Signature)

Neal Aronson
(Name)

President
(Title)

 3/30/21
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBITS

Exhibit A   Financial Statements and CPA Review Letter
Exhibit B   Offering Page
Exhibit C   Video Transcript
Exhibit D   Note Purchase Agreement

EXHIBIT A

Financial Statements

OCEANUS POWER & WATER, LLC

Unaudited Consolidated Financial Statements for the

Years Ending December 31, 2019 and 2018



INDEPENDENT ACCOUNTANT'S REVIEW REPORT

January 15, 2021

To: Board of Managers, Oceanus Power & Water LLC

Re: 2019-2018 Financial Statement Review

We have reviewed the accompanying financial statements of Oceanus Power & Water LLC (the "Company"), which comprise the balance sheet(s) as of December 31, 2019 and 2018, and the related statements of income, owners' equity/deficit and cash flows for the calendar year periods thus ended, and the related notes to the financial statements.

A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially limited in scope compared to an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in the Notes and Additional Disclosures, certain conditions indicate there is substantial doubt as to whether the Company may continue as a going concern. The accompanying financial statements do not include any adjustments which might be necessary should the Company be unable to continue as a going concern. Our conclusion is not modified with respect to that matter.

Sincerely,

IndigoSpire CPA Group

IndigoSpire CPA Group, LLC
Aurora, CO

OCEANUS POWER & WATER, LLC
CONSOLIDATED BALANCE SHEET
As of December 31, 2019 and 2018
See Accountant's Review Report and Notes to the Financial Statements
(Unaudited)

ASSETS		**2019**		**2018**
Current Assets				
Cash and cash equivalents	$	154,023	$	47,117
Prepaid Expenses		2,369		2,369
Total Assets	$	156,393	$	49,486
LIABILITIES AND MEMBERS' EQUITY				
Current Liabilities				
Accounts payable	$	574,962	$	151,266
Accrued expenses		317,158		180,356
Accrued interest		1,032,714		368,450
Total Current Liabilities		1,924,834		700,072
Long-Term Liabilities				
Loans		5,920,000		4,475,000
Total Liabilities		7,844,834		5,175,072
MEMBERS' EQUITY				
Membership interest		(7,688,441)		(5,125,586)
Total Members' Equity		(7,688,411)		(5,125,586)
Total Liabilities and Members' Equity	$	156,393	$	49,486

OCEANUS POWER & WATER, LLC
CONSOLIDATED STATEMENT OF OPERATIONS
For Years Ending December 31, 2019 and 2018
See Accountant's Review Report and Notes to the Financial Statements
(Unaudited)

	2019	2018
Revenues	$ 0	$ 0
Operating expenses		
General and administrative	1,236,318	996,370
Legal and professional	661,673	1,124,353
Sales and marketing	600	0
Total operating expenses	1,898,591	2,120,723
Net Operating Income (Loss)	(1,898,591)	(2,120,723)
Interest expense	664,264	494,661
Net Income (Loss)	$ (2,562,855)	$ (2,615,384)

OCEANUS POWER & WATER, LLC
CONSOLIDATED STATEMENT OF MEMBERS' EQUITY
For Years Ending December 31, 2019 and 2018
See Accountant's Review Report and Notes to the Financial Statements
(Unaudited)

	Membership Interest	Total Members' Equity
Balance as of January 1, 2018	$ (2,510,202)	$ (2,510,202)
Net Income (Loss)	(2,615,384)	(2,615,384)
Balance as of December 31, 2018	**(5,125,586)**	**(5,125,586)**
Net Income (Loss)	(2,562,855)	(2,562,855)
Balance as of December 31, 2019	$ **(7,688,411)**	$ **(7,688,411)**

OCEANUS POWER & WATER, LLC
CONSOLIDATED STATEMENT OF CASH FLOWS
For Years Ending December 31, 2019 and 2018
See Accountant's Review Report and Notes to the Financial Statements
(Unaudited)

	2019	2018
Operating Activities		
Net Income (Loss)	$ (2,562,855)	$ (2,615,384)
Adjustments to reconcile net income (loss)		
to net cash provided by operations:		
Add accrued interest	664,264	215,983
Changes in operating asset and liabilities:		
Increase (Decrease) in accounts payable	423,696	(6,344)
Increase (Decrease) in accrued expenses	136,802	128,024
Net cash used in operating activities	(1,338,093)	(2,277,721)
Financing Activities		
Increase in loan	1,445,000	2,225,000
Net change in cash from financing activities	1,445,000	2,225,000
Net change in cash and cash equivalents	106,906	(52,721)
Cash and cash equivalents at beginning of period	47,117	99,838
Cash and cash equivalents at end of period	$ 154,023	$ 47,117

NOTE 1 – NATURE OF OPERATIONS

Oceanus Power & Water, LLC. (which may be referred to as the "Company", "we," "us," or "our") was registered in Delaware on July 9, 2015. The Company and its subsidiaries are engaged in the development, construction, financing, ownership and operation of projects for the treatment of water, storage of energy and the production of renewable energy. The development and management of the projects is typically done in conjunction with the execution of long-term service agreements to treat water and provide energy supply and storage service. The Company's headquarters are in Palo Alto, California. The company began operations in 2015. The consolidated financial statements include a Chilean subsidiary and a Mexican subsidiary.

Since Inception, the Company is a development stage and has relied on securing loans to fund its operations. As of December 31, 2019, the Company had negative working capital and will likely incur additional losses prior to generating positive working capital. These matters raise substantial concern about the Company's ability to continue as a going concern (see Note 7). During the next twelve months, the Company intends to fund its operations with funding from a crowdfunding campaign (see Note 8), bringing in strategy partners for its projects and the receipt of funds from revenue producing activities, if and when such can be realized. If the Company cannot secure additional short-term capital, it may cease operations. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The accompanying unaudited financial statements do not include all the information and notes required by GAAP for complete financial statements. In the opinion of management, all adjustments considered necessary for the fair presentation of the unaudited financial statements for the years presented have been included.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Significant estimates inherent in the preparation of the accompanying financial statements include valuation of provision for refunds and chargebacks, equity transactions and contingencies.

Risks and Uncertainties
The Company is a development stage company and hence has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States and other countries that the Company operates in. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local

competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Cash and Cash Equivalents
The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. As of December 31, 2019 and 2018, the Company had $206,606 and $47,117 of cash on hand, respectively.

Fixed Assets
Property and equipment is recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income.

Depreciation is provided using the straight-line method, based on useful lives of the assets which range from three to forty years.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. As of December 31, 2019, the Company did not have any fixed assets and there was no impairment.

Fair Value Measurements
Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

- Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
- Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.
- Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

Income Taxes
The Company is a limited liability company. Accordingly, under the Internal Revenue Code, all taxable income or loss flows through to its members. Therefore, no provision for income tax has been recorded in the statements. Income from the Company is reported and taxed to members on their individual tax returns.

The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

Revenue Recognition
The Company recognizes revenue in accordance with ASC 606 when it has satisfied the performance obligations under an arrangement with the customer reflecting the terms and conditions under which products or services will be provided, the fee is fixed or determinable, and collection of any related receivable is probable. ASC Topic 606, "Revenue from Contracts with Customers" establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers.

Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied.

The Company earns revenue from the sale of its tangible products and records revenue when the product has shipped to the final customer.

As of December 31, 2019 the Company had not recognized any revenue.

Accounts Receivable
Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms requiring payment within 30 days from the invoice date. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. As of December 31, 2019 the Company did not have any accounts receivable.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

Advertising
The Company expenses advertising costs as they are incurred.

Recent Accounting Pronouncements

In June 2019, FASB amended ASU No. 2019-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In August 2019, amendments to existing accounting guidance were issued through Accounting Standards Update 2019-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

NOTE 3 – LONG-TERM DEBT

The Company entered into loans totaling nearly $6,000,000 between 2016 and 2018. The accrued interest as of December 31, 2019 was $1,691,422. The lender has received a total of 50.47% ownership in the company per the loan agreements up to December 31, 2019. The loans are due on June 30, 2020, with an option to extend to December 31, 2022, assuming the Company is able to close an equity financing. The Lender has the option of receiving a 22% equity stake in the company, or a Warrant to purchase interest in an equity financing valued at $11,500,000.

NOTE 4 – INCOME TAX PROVISION

The Company is treated as a partnership for U.S. Federal and state tax purposes. Accordingly, no provision for federal and state income taxes related to the operations of the Company is included in the consolidated financial statements. Each of the Members of the Company is therefore required to report their share of the Company's net income or loss on their respective income tax returns.

NOTE 5 – COMMITMENTS AND CONTINGENCIES

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company.

NOTE 6 – EQUITY

The Company has membership interest that is measured in "Common Units," and "Incentive Units". As of December 31, 2019, the Company has 1,949,600 membership Common Units issued. The Company has an incentive plan to give membership interest to employees. As of December 31, 2019, the Company has 100,000 membership Incentive Units issued. The membership interest is not recorded as the value cannot be reasonably estimated.

NOTE 7 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company began operation in 2015 and incurred a loss since inception. The Company's ability to continue is dependent upon management's plan to raise additional funds and achieve profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 8 – SUBSEQUENT EVENTS

Anticipated Crowdfunded Offering
The Company is offering (the "Crowdfunded Offering") up to $1,070,000 of subordinated debt issuance. The Company is attempting to raise a minimum amount of $100,000 in this offering and up to $1,070,000 maximum. The Company must receive commitments from investors totaling the minimum amount by the offering deadline listed in the Form C, as amended in order to receive any funds.

The Crowdfunded Offering is being made through InfraShares, Inc. (the "Intermediary"). The Intermediary will be entitled to receive a 1 percent commission fee.

PPP Loans
In 2020 and in response to the COVID-19 pandemic, the Company procured a Paycheck Protection Program ("PPP") loan backed by the US Small Business Administration ("SBA") totaling $39,000. The PPP bears an interest rate of 1.00 percent per annum but is forgivable if the Company meets the conditions set forth by the SBA. The Company expects to meet those conditions.

Additional Loans
In 2020, the Company was extended credit of nearly $75,000 by its founder and principal shareholder.

Joint Development Agreement
In 2020, the Company entered into a joint development agreement with a major international utility company that will have a material impact on the Company's financial position in the future.

Management's Evaluation
Management has evaluated subsequent events through January 15, 2021, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.

EXHIBIT B

Offering Page

About Oceanus Power & Water



Oceanus Power & Water, LLC (Oceanus) is an infrastructure development company based in Palo Alto, California.

- Oceanus focuses on delivering water and energy security through the integration of three proven technologies: saltwater reverse osmosis desalination, pumped hydropower energy storage and renewable energy generation.

- The company has developed its own proprietary solution - IPHROCES (Integrated Pumped Hydro Reverse Osmosis Clean Energy Storage).

- The Oceanus team has extensive experience in project development in the power and waters sectors.

- With an initial focus on the Americas, Oceanus is developing projects in Latin-America and California, and pursuing opportunities in Colombia and Peru. The Oceanus team has relevant experience in Latin-American, specifically in infrastructure development, engineering design, project management, permitting, project finance and construction in multiple real estate, power, water, and mining large scale projects in the region.

- Oceanus also believes Mexico could be a viable market, but the political and security issues plaguing that country right now create unique challenges. With appropriate resources, however, Oceanus would consider reentering the Mexican market, especially if the U.S. Southwest is a viable customer.

- Looking further afield, Oceanus is currently exploring Australian opportunities, as well as opportunities in Pacific Islands, Caribbean Islands, Europe, the Middle East and Africa.

- The IPROCHES solution offers the potential to deliver water and energy security globally and will provide much needed resilience to those communities and countries affected by peak power or water shortfalls.

Changing Weather Patterns are Increasing Water Stress

Oceanus targets: Politically stable areas with high "Water Stress" and a high renewable energy utilisation & storage requirement.



Water stress — when demand for H20 exceeds supply — is an underappreciated investing risk that cuts across regions, asset classes and sectors, the world's largest fund firm BlackRock warns.

Water stress zones (low to high)

Water Stress Zones (source: World Resources Institute)

IPHROCES Technology Overview

Co-location and integration of pumped storage hydro with reverse osmosis desalination achieves demonstrable cost reductions, energy efficiency gains and emissions reductions compared to stand alone desalination facilities. The IPHROCES technology provides efficient desalination by using the gravitational potential of pumped water to energise the reverse osmosis process, eliminating the need for pumping at the desal plant and its associated costs and energy use.

1

Low levelized cost of energy storage and water

Reduction in capital costs by sharing planning, construction and infrastructure.

Reduction in high pressure pumping and energy consumption for the desalination process results in lower cost outputs.

2

Low environmental impact

A unique brine management system reduces environmental impact, whilst lower energy use and clean energy generation reduces carbon intensity of water production.

3

Validated by third parties

The solution has undergone extensive due diligence by technical teams at Arup, AECOM, IDE, Black & Veatch, Andritz and a major global utility.

4

Dispatchable, renewable generation

Low cost, long duration storage enables a competitive firmed electricity offering to the market to cover the "duck curve" and evening peak

5

Opportunities for symbiotic business development

Clean power and water unlocks potential for other industries such as hydrogen and other green chemicals that need low cost, dispatchable power and clean water as inputs to their production process.



Economic impact and sustainability

The projects will create hundreds of jobs during construction and a wide range of enduring jobs and economic benefits and has the potential to address at least 7 of the UN's Sustainable Development Goals.



   

  

IPHROCES Technology – IP and Due Diligence

Intellectual property

Patents

The Integrated Pumped Hydro Reverse Osmosis Clean Energy Storage (IPHROCES) technology is a proprietorial process. Oceanus filed 2 patents in 2018:

- ‘Integrated System for Generating, Storing and Dispensing Clean Energy and Desalinating Water’. **The patent was approved in Q4 2020.**
- ‘Integrated System For Supplying Clean Water And Clean Energy To The Mining Industry’. The patent is under review with result expected in Q1 2021.

A further filing is in process and submission is anticipated to be made in Q4 2020.

Developing integrated projects

Oceanus and its partners have also developed highly valuable IP with respect to the process for developing integrated projects of this nature, from both a financial and engineering perspective.



United States
Patent Application Publication

United States
Patent Application Publication

Due diligence

Rigorous Technical reviews have been successfully undertaken. Technical Consultancies to have reviewed IPHROCES include:

- IDE Technologies – Validated Oceanus’ IPHROCES solution
- Arup – Conceptual design of Mexican project
- AECOM – Initial prefeasibility of generic IPHROCES design
- Black & Veatch – Conceptual design
- Andritz – Validated seawater pump turbine functionality

The process has also been validated through joint venture with EDF, with an exhaustive DD process prior to commitment.

Oceanus is comfortable working with potential investors on any additional technical DD requirements



SECOND STAGE CONCEPT DESIGN
Planta Desalinizadora Coquimbo, Proyecto IPHROCES
IDE
EDF

Capital Raise for Development Acceleration

Oceanus is at a pivotal point in its growth, having proven its development concept and successfully negotiated the partnership agreement for its flagship Project. Building on this platform, Oceanus is seeking to:

- Move rapidly through the final development stage
    - from final permitting into EPC bidding; and
    - construction of its flagship Project.
- Accelerate the development of its Near Term (predominantly OECD) pipeline of IPHROCES projects to
    - achieve key milestones / introduce appropriate partners; and
    - Secure project-specific capital;
- Utilise, for "P2X" projects, its specific competitive advantages around
    - the production of low cost, potable water; and
    - low cost, long duration storage + grid balancing.
- Re-align its corporate structure to
    - retire existing lender/investor and more closely align equity interests; and
    - swiftly implement identified opportunities.

Oceanus' existing lender/investor, Onset Capital Partners, seeks to exit. Onset Capital Partners is an early stage "infra-venture" fund that has enthusiastically supported Oceanus from its inception.

Early Development Realization

Oceanus drove the early development of its flagship Project through the key activities set out below. In conjunction with technical validation of the IPHROCES concept, this has resulted in a development partnership with EDF. The development capital provided through this facility will be used to undertake similar development activity for the Near-Term projects.

Stakeholder engagement	Local understanding	Planning

• Early and ongoing engagement with important stakeholders:
  • Collaboration agreement with the local water authority
  • Government regulators
  • Mining companies
  • Potential off takers
  • Local community
  • Press and media
	• Market analysis on power and water, with a focus on power due to complexity of the PHS operation and revenue streams
	• Establishment of local subsidiary and team with local experience
	• Engagement with local communities, very active in conferences and seminars
		• In depth site identification and analysis
		• Territorial analysis and landholder identification
		• Preliminary environmental and social evaluation from local firm

Project Pre-Development Activities



Q2 18	Q3 18	Q4 18	Q1 19	Q2 19	Q3 19	Q4 19	Q1 20	Q2 20	Q3 20	Q4 2020

Stakeholder and community engagement
Market analysis
Site identfication and trade off analysis

Initial Market review
Early 2018

Collaboration agreement signed with
February 2019

Final technology validation report released
November 2019

Signed term sheet with EDF
June 2019

Signed JDA with EDF
IDE Technologies joins project
October 2020

Integrated Solutions for Climate Adaptation

Oceanus retained Energy Estate to advise on funding a global pipeline of projects developing integrated solutions mainly focused on renewable energy storage & resilient water supply.

Each location has been chosen for maximum benefit from the combination of two proven technologies, reverse osmosis desalination and pumped hydroelectric energy storage.

The efficiencies created through Oceanus' proprietary IPHROCES technology result in highly competitive and sustainable fresh water, clean energy storage and generation.

The projects address regional water security concerns by providing resilient fresh water and increase energy security through long duration energy storage & grid services.



Global IPHROCES Opportunities

- Initial Project. A joint venture with EDF Andes, SpA ("EDF").

- Near Term Projects: Four under development in the Americas; and

- Pipeline of further opportunities in the Americas, Africa and the Middle East.



● Current projects

● Future project opportunities

Highlights of Energy, Water & Hydrogen Integration

1

Addresses regional issues at scale
- Increases water security to a drought prone region, supplying fresh water for consumption, local industrial use or agriculture.
- Increases energy security by providing long duration storage, firming renewable energy and providing grid services.
- Delivers regional development outcomes by creating jobs and economic stimulus.

2

Multiple revenue streams and highly cost competitive offtake
- Multiple revenue streams from water and power diversify risk.
  - Long term freshwater offtake from local utility at lower cost than achievable with conventional desal, owing to efficiency and lower capex.
  - Power revenue includes energy arbitrage, capacity payments and ancillary services.
- Where suitable, additional revenue streams from co-located renewable generation and hydrogen production.

3

An opportunity to invest in innovative but low risk technology
Oceanus' IPHROCES solution is innovative and low risk, combining two proven technologies to provide a unique solution to the challenges typically faced by standalone desal and pumped hydro energy storage facilities.

4

Positive initial engagement with local government and utilities
In all markets IPHROCES has received a positive response from governments, who recognize the concept's potential to address regional issues, provide water and energy security and stimulate economic growth.

5

Optimised project locations
Project sites are selected after careful and extensive regional economic and engineering analysis, factoring in need, offtake, market conditions, geography and other considerations.

6

Experienced developers and partners with deep industry knowledge
- Deep knowledge of the global energy, water and hydrogen markets internationally.
- Proven track record, with 3GW+ renewable energy projects developed by our teams.
- Experience transfer from concurrently developing multiple IPHROCES systems worldwide.

7

Large scale regional development and green jobs
Significant long-term employment and other benefits to the regional economy. During construction an estimated 1,500 jobs will be created, 50 permanent jobs during operation, with more than 40% of the workforce being local.

Press


green' desalination and energy plant
Solar and wind power station

One idea, two cool things: desalinated water and renewable energy

Orange County Register
February 2020


El nuevo paradigma de Oceanus en desalación: osmosis inversa por gravedad y generación de energía renovable

The new paradigm of Oceanus in desalination: Gravity RO and renewable energy

Reporte Sostenible
April 2020


Implementing Oceanus's Pumped Storage-Desal Plant in Chile

Implementing Oceanus's Pumped Storage- Desal Plant

Municipal Water Leader Magazine
February 2020

Oceanus - Experienced Management Team

Oceanus has assembled a world class team of development professionals. The Oceanus team has deep experience in project development, infrastructure, civil engineering, water sector, power sector, community outreach and governmental relations.



Neal Aronson, President and CEO   neal@oceanus.pw

Mr. Aronson was the original visionary of Oceanus and currently manages all operations, strategy and finance. Over 25 years of experience developing large master planned development projects throughout western US and in Mexico. Responsible for overall financial management, project management and operations. Extensive experience with complex CEQA and NEPA permitting; sensitive public and governmental relations; and large financial transactions totaling almost $250M of development and construction capital raised.



Joan Leal, Chief Development Officer | President Oceanus South America   joan@oceanus.pw

Mr. Leal is an executive with more than 15 years of experience in consulting, engineering, and entrepreneurship across diverse sectors including energy, mining, water and technology. Mr. Leal has developed innovative sales strategies and global partnerships, analyzed business markets and managed high-profile client relationships and built global teams that have brought several new products and services to market. He has led the development of several large-scale infrastructure projects in USA, LATAM and Africa in all stages including site identification, concept design, engineering design, permitting, E & S, and construction management.



Andrew Kingman, Acting Chief Financial Officer   andy@oceanus.pw

Mr. Kingman has 30 years of experience in large-scale infrastructure project development across the water, energy, and industrial infrastructure space. Managed multiple rounds of corporate and project level fund raising (family funds and large institutional investors totaling over $300 Million) including a majority company sale to a large international infrastructure fund. Extensive experience in all aspects of private company financial management and analysis including accounting and financial reporting, budgeting and control, sourcing and negotiating service provider contracts and leading complex permitting.



Mayira Molina, Director of Development   mayira@oceanus.pw

Ms. Molina is a civil engineer with over 10 years of experience in engineering consulting and project development. Ms. Molina's expertise spans the area of industrial, maritime and mining projects, seismic design and dynamic analysis, port planning and port simulation, innovation, and project management in Latin America. Ms. Molina has led multidisciplinary teams across different regions to deliver projects with over $100M of capital investment. As director of development Mayira has contributed to the development of large energy and water projects in the US and Latin America, from fundraising to engineering design efforts.



Jan Dell, Senior Advisor Environmental & Social   jan@oceanus.pw

Ms. Dell has expertise in the technical, commercial, environmental and climate issues involved in the sustainable production of energy and water. She has worked in the Energy and Water Sectors in the project development of renewable energy (solar, wind, hydro, geothermal, tidal, biofuels, wave, algae), carbon sequestration, energy storage, water resources and wastewater treatment. 20-yr MNWD Customer.



Dennis V. McGinn, Senior Advisor Department of Defense   denny@oceanus.pw

Vice Admiral Dennis McGinn served as Assistant Secretary of the Navy for Energy, Installations and Environment from September 2013 until January 2017. In this role, he led the transformation of naval installations toward greater mission resiliency though energy efficiency, renewable energy, microgrids, and other technologies. He is also a former President of the American Council on Renewable Energy (ACORE).



Nelson Novoa, Technical Manager Oceanus South America   nelson@oceanus.pw

Mr. Novoa is civil engineer with 20 years of experience in infrastructure projects, and 19 years working for international engineering firms, developing projects in maritime environment and coastal regions for North America, Latin América and Africa markets. Nelson is currently focused in developing high value engineering services for clients related with the marine and coastal industry, including new business strategies and innovative infrastructure solutions

EXHIBIT C

Video Transcript

VIDEO TRANSCRIPT:

Seawater is pumped up to an upper reservoir.

Pumping occurs during periods of excess low-cost energy or when renewable energy is available.

The energized water stored in the reservoir is used to produce Fresh water and Hydro Power.

A portion of the energized water is sent to the desal plant.

Oceanus Reverse Osmosis system continuously produces fresh water only with gravity, no further electrical inputs are required.

The brine produced is sent to a storage facility.

Energized water is sent to hydro turbines between 8 to 12 hours per day, generating power during peak demand periods with fast response times.

During the generation process brine is released from the storage facility and blended with the outflows coming out of the turbines.

The result is a low salinity concentration mixture that is sent back to the Ocean, minimizing the impacts on marine life.

Integration and co-location provides unique solutions to technical, environmental and economic challenges associated with conventional water and energy storage solutions.

IPHROCES creates transformative Impacts by providing affordable and reliable water and energy resources are available in water scarce regions also in need of energy security.

EXHIBIT D

Note Purchase Agreement

NOTE PURCHASE AGREEMENT

THIS NOTE PURCHASE AGREEMENT (the "Agreement") is made and entered into as of _____, 2021, by and among Oceanus Power & Water, LLC, a Delaware limited liability company, having offices at 900 High Street Palo Alto, CA 94301 (the "Borrower"); and _____ (the "Lender"). Capitalized terms used herein and not otherwise defined shall have the meanings assigned to such terms in the Agreement (as defined below).

R E C I T A L S:

WHEREAS, the Borrower is a limited liability company formed under the laws of the State of Delaware;

WHEREAS, Lender agreed to make, subject to the terms and conditions thereof and hereof, a member loan to the Borrower upon the Closing and the Borrower desires to enter into this Agreement and request such Loan;

NOW, THEREFORE, in order to implement the foregoing and in consideration of the mutual representations, warranties, covenants, and agreements contained herein and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the parties hereto agree as follows:

ARTICLE I

COMMITMENT

Section 1.01. Loan. Subject to the terms and conditions of this Agreement, concurrently with its execution and delivery to Borrower of this Agreement, the Lender agrees to make the Loan to Borrower in the principal amount of _____ (the "Principal Amount"). The Loan shall bear interest and be payable in accordance with the terms and provisions of the promissory note executed pursuant to this Agreement, made by Borrower and payable to the order of the Lender in the form attached as Exhibit A to this Agreement (the "Note").

Section 1.02. Use of Proceeds. The Loan shall be used only for the purposes set forth in the Form C and to fund the obligations of the Borrower. Borrower agrees that the proceeds of the Loan shall not be used for any other purpose without the prior written consent of the Lender.

Section 1.03. Loan Advances. Subject to the terms and conditions hereof, the Loan will be made available to Borrower by the Lender in the Principal Amount on the date hereof.

Section 1.04. Fees and Expenses. Borrower will pay all costs and expenses (including reasonable attorneys' fees incurred by the Lender) in connection with any amendments, waivers or consents under or in respect of this Agreement or the Note requested by Borrower (whether or not such amendment, waiver or consent becomes

effective)), and any costs and expenses incurred in enforcing or defending (or determining whether or how to enforce or defend) any rights under this Agreement or the Note or in responding to any subpoena or other legal process or informal investigative demand issued in connection with this Agreement or the Note, or by reason of being a holder of the Note, or incurred in connection with the insolvency or bankruptcy of Borrower or any Subsidiary or in connection with any work-out or restructuring of the transactions contemplated hereby and by the Note. Borrower will pay, and will save the Lender harmless from, all claims in respect of any fees, costs or expenses, if any, of brokers and finders. The obligations of Borrower under this Section 1.04 will survive the payment or transfer of the Note, the enforcement, amendment or waiver of any provision of this Agreement or the Note, and the termination of this Agreement.

ARTICLE II

COLLATERAL AND SUBORDINATION

Section 2.01. <u>Collateral</u>. The Note is secured by the Collateral of the Borrower which is defined as all accounts and general intangibles (as those terms are defined in the IRS tax code) and all other intangible personal property, including, without limitation, all intellectual property, including trademarks, service marks, trade names, patents, copyrights, licenses and franchises, software, all payment intangibles, all contract rights, permits, land options, all business records and information relating to any of the foregoing and any software or other programs for accessing and manipulating such information. The indebtedness of the Borrower under this Note and the security interest and other liens of the Lender are subordinate and subject to the terms and conditions of loan agreements with the Borrower's senior lender. The Collateral may be sold or otherwise disposed of by the Borrower without the Lender's consent if and to the extent permitted by Borrower's loan agreements with the Borrower's senior lender, as amended, modified or restated from time to time, and the net proceeds from any such sale or disposition shall be paid first to the Borrower's senior lender for application to the Borrower indebtedness to the Borrower's senior lender.

Section 2.02. <u>Default</u>. Subject to the senior rights of the senior lender, if the Borrower fails to pay when due any amount payable under this Loan (except to the extent such payment is prohibited by the senior lender) or if an event of default shall occur, then the Borrower shall be in default under this Loan and the Lender may exercise any and all rights and remedies provided for or allowed by law or in equity.

ARTICLE III

REPRESENTATIONS AND WARRANTIES

To induce the Lender to extend the Loan, Borrower hereby represents, warrants, covenants and agrees as follows:

Section 3.01. <u>Organization and Qualification of Borrower</u>. Borrower is duly organized, validly existing and in good standing under the laws of the state of Delaware and has all powers (corporate or otherwise) required to carry on its business as now

conducted and expected to be conducted in the future. Borrower is duly licensed or qualified to do business and is in good standing in each jurisdiction in which the properties owned or leased by it or the operation of its business makes such licensing or qualification necessary.

Section 3.02. <u>Authority of Borrower, Execution and Enforceability</u>. The execution and delivery by Borrower of this Agreement, the performance by Borrower of its obligations hereunder and the consummation by Borrower of the transactions contemplated hereby have been duly authorized by all requisite action on the part of Borrower. This Agreement has been duly executed and delivered by Borrower, and this Agreement constitutes legal, valid and binding obligations of Borrower, enforceable against it in accordance with its terms, subject to the effect of any applicable bankruptcy, insolvency (including Laws relating to fraudulent transfers), reorganization, moratorium or similar Laws affecting creditors' rights generally and subject to the effect of general principles of equity (regardless of whether considered in a proceeding at law or in equity).

Section 3.03. <u>No Conflict</u>. The execution and delivery of this Agreement by Borrower, the consummation by Borrower of the transactions contemplated hereby and the performance of Borrower's obligations hereunder do not and will not (a) violate, conflict with or result in the breach of any provision of the organizational documents of Borrower; (b) conflict with or violate in any respect any Law, Governmental Order or material Permit applicable to Borrower; or (c) conflict with, result in any breach of, constitute a default (or an event which, with the giving of notice or lapse of time, or both, would become a default) under, require any consent under, or give to others any rights of termination, acceleration or cancellation of, any material contract.

Section 3.04. <u>No Defaults</u>. Borrower is not in default under any material agreement to which it is a party or by which any of its properties may be bound, and is not in default with respect to any existing indebtedness due third persons or senior lender. Borrower is not in violation of any applicable Laws (as defined below), except for such violations which would not reasonably be expected to have a material adverse effect.

Section 3.05. <u>Survival of Representations and Warranties</u>. All representations and warranties made herein shall survive the making of the Loan indefinitely.

Section 3.06. <u>Loan Entirely for Own Account</u>. Lender acknowledges that this Agreement is made with Lender in reliance upon Lender's representation to the Borrower that the Loan is being made by Lender for its own account, not as a nominee or agent, and not with a view to the resale or distribution of any part thereof, and that Lender has no present intention of selling, granting any participation in, or otherwise distributing the same. By executing this Agreement, Lender further represents that Lender does not have any contract, undertaking, agreement or arrangement with any person to sell, transfer or grant participation to such person or to any third person, with respect to the Loan. Lender represents that it has full power and authority to enter into this Agreement.

ARTICLE IV

EVENTS OF DEFAULT; RIGHTS AND REMEDIES

Section 4.01. <u>Events of Default</u>. An "<u>Event of Default</u>" shall exist under this Agreement if any of the following conditions or events shall occur and be continuing:

(a)   Borrower defaults in the payment of any principal or interest on the Note when the same becomes due and payable, whether at maturity or at a date fixed for payment or prepayment or by declaration or otherwise which non-payment continues for a period of five days;

(b)   Borrower fails to comply with any of the negative covenants set forth in Article IV, or Borrower defaults in the performance or compliance with any other term contained herein and such default is not remedied within thirty days;

(c)   any representation or warranty made in writing by or on behalf of Borrower or by any officer of Borrower in this Agreement, the Note, the UPA (or any certificate delivered pursuant hereto or thereto) or in connection with the transactions contemplated hereby proves to have been false or incorrect in any material respect on the date as of which made;

(d)   Borrower or any Subsidiary (i) is generally not paying, or admits in writing its inability to pay, its debts as they become due, (ii) files, or consents by answer or otherwise to the filing against it of, a petition for relief or reorganization or arrangement or any other petition in bankruptcy, for liquidation or to take advantage of any bankruptcy, insolvency, reorganization, moratorium or other similar law of any jurisdiction, (iii) makes an assignment for the benefit of its creditors, (iv) consents to the appointment of a custodian, receiver, trustee or other officer with similar powers with respect to it or with respect to any substantial part of its property, (v) is adjudicated as insolvent or to be liquidated, or (vi) takes corporate action for the purpose of any of the foregoing;

(e)   a court or Governmental Authority of competent jurisdiction enters an order appointing a custodian, receiver, trustee or other officer with similar powers with respect to Borrower or any Subsidiary or with respect to any substantial part of its property, or constituting an order for relief or approving a petition for relief or reorganization or any other petition in bankruptcy or for liquidation or to take advantage of any bankruptcy or insolvency law of any jurisdiction, or ordering the dissolution, winding-up or liquidation of Borrower or any Subsidiary, or any such petition shall be filed against Borrower or any Subsidiary and such petition shall not be dismissed within 90 days; or

(f)   a final judgment or judgments for the payment of money aggregating in excess of $250,000 are rendered against one or more of Borrower and its Subsidiaries and are not, within 30 days after entry thereof, bonded, discharged or stayed pending appeal, or are not discharged within 30 days after the expiration of such stay.

Section 4.02. <u>Rights and Remedies Upon Default</u>.

(a)   <u>Acceleration</u>. Upon the occurrence of an Event of Default specified

in Section 4.01, the Notes shall immediately and automatically become due and payable. Upon the Note becoming due and payable under this Section 4.02, the Note will forthwith mature and the entire unpaid principal amount of the Note, plus all accrued and unpaid interest thereon (including, but not limited to, interest accrued thereon at the Default Rate), shall all be immediately due and payable, in each and every case without presentment, demand, protest or further notice, all of which are hereby waived.

(b)   Other Remedies. If any Default or Event of Default has occurred and is continuing, and irrespective of whether the Note has become immediately due and payable under Section 4.02(a), the Lender may proceed to protect and enforce the rights of the Lender by an action at law, suit in equity or other appropriate proceeding, whether for the specific performance of any agreement contained herein or in the Note, or for an injunction against a violation of any of the terms hereof or thereof, or in aid of the exercise of any power granted hereby or thereby or by law or otherwise.

(c)   No Waivers or Election of Remedies, Expenses, Etc. No course of dealing and no delay on the part of the Lender in exercising any right, power or remedy shall operate as a waiver thereof or otherwise prejudice the Lender's rights, powers or remedies. No right, power or remedy conferred by this Agreement or by any Note upon any holder thereof shall be exclusive of any other right, power or remedy referred to herein or therein or now or hereafter available at law, in equity, by statute or otherwise. Without limiting the obligations of Borrower under Section 1.04, Borrower will pay to the Lender on demand such further amount as shall be sufficient to cover all costs and expenses of the Lender incurred in any enforcement or collection under this Section 4.02, including, without limitation, reasonable attorneys' fees, expenses and disbursements.

ARTICLE V

REGISTRATION; EXCHANGE; SUBSTITUTION OF NOTES

Section 5.01. Registration of Notes. Borrower shall keep at its principal executive office a register for the registration and registration of transfers of Notes. The name and address of the holder of the Note, each transfer thereof and the name and address of each transferee of the Note shall be registered in such register. Prior to due presentment for registration of transfer, the Person in whose name the Note shall be registered shall be deemed and treated as the owner and holder thereof for all purposes hereof, and Borrower shall not be affected by any notice or knowledge to the contrary.

Section 5.02. Transfer and Exchange of Notes. Upon surrender of the Note to Borrower at the address and to the attention of the designated officer (all as specified in Section 6.03), for registration of transfer or exchange (and in the case of a surrender for registration of transfer accompanied by a written instrument of transfer duly executed by the registered holder of the Note or the holder's attorney duly authorized in writing and accompanied by the relevant name, address and other information for notices of each transferee of such Note or part thereof), within five Business Days thereafter, Borrower shall execute and deliver, at Borrower's expense (except as provided below), one or more new Notes (as requested by the holder thereof) in exchange therefor, in an aggregate principal amount equal to the unpaid principal amount of the surrendered Note. Each such

new Note shall be payable to such Person as such holder may request and shall be substantially in the form of Exhibit A. Each such new Note shall be dated and bear interest from the date to which interest shall have been paid on the surrendered Note or dated the date of the surrendered Note if no interest shall have been paid thereon. Borrower may require payment of a sum sufficient to cover any stamp tax or governmental charge imposed in respect of any such transfer of Notes. Notes shall not be transferred in denominations of less than $1,000, provided that if necessary to enable the registration of transfer by a holder of its entire holding of Notes, one Note may be in a denomination of less than $1,000.

Section 5.03. Replacement of Notes. Upon receipt by Borrower at the address and to the attention of the designated officer (all as specified in Section 8.03) of evidence reasonably satisfactory to it of the ownership of and the loss, theft, destruction or mutilation of any Note (which evidence shall be, in the case of the original Lender, notice from the Lender of such ownership and such loss, theft, destruction or mutilation), and (a) in the case of loss, theft or destruction, of indemnity reasonably satisfactory to it (provided that if the holder of such Note is, or is a nominee for, the original Lender, such Person's own unsecured agreement of indemnity shall be deemed to be satisfactory), or
(b)   in the case of mutilation, upon surrender and cancellation thereof, within five Business Days thereafter, Borrower at its own expense shall execute and deliver, in lieu thereof, a new Note, dated and bearing interest from the date to which interest shall have been paid on such lost, stolen, destroyed or mutilated Note or dated the date of such lost, stolen, destroyed or mutilated Note if no interest shall have been paid thereon.

ARTICLE VI

MISCELLANEOUS

Section 6.01. Waiver. No waiver of any default or breach by Borrower under this Agreement shall be implied from any delay or omission by the Lender to take action on account of such default, and no express waiver shall affect any default other than the default specified in the waiver, and it shall be operative only for the time and to the extent stated. Waivers of any covenant, term or condition in this Agreement must be in writing and shall not be construed as a waiver of any subsequent breach of the same covenant, term or condition or a breach of any other covenant, term or condition.

Section 6.02. Time is of the Essence. In all matters pertaining to this Agreement, time is of the Essence.

Section 6.03. Notices. All notices, requests, claims, demands and other communications under this Agreement shall be in writing and shall be given or made (and shall be deemed to have been duly given or made upon receipt) by delivery in person, by an internationally recognized overnight courier service, or by facsimile or electronic mail delivery (in each case, with a confirmatory copy sent by an internationally recognized overnight courier service), to the respective parties hereto at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 6.03).

if to the Borrower: Oceanus Power & Water, LLC
            900 High Street
            Palo Alto, CA 94301

if to the Lender: _____

Section 6.04. <u>No Third Party Beneficiary</u>. This Agreement is made and entered into for the sole protection and benefit of the Lender and Borrower, their successors and assigns, and no other person or persons (other than pursuant to <u>Section 6.13</u>) shall have any right to action under this Agreement or rights to the Loan funds at any time.

Section 6.05. <u>Binding Effect</u>. This Agreement shall be binding upon and inure solely to the benefit of, and be enforceable by, only the parties hereto and their respective successors and permitted assigns.

Section 6.06. <u>Governing Law</u>. This Agreement shall be governed by, and construed in accordance with, the laws of the State of New York, without giving effect to its principles or rules of conflict of laws (other than General Obligations Law §5-1401 or any successor provision).

Section 6.07. <u>Severability of Provisions</u>. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any Law or public policy, all other terms and provisions of this Agreement shall nevertheless remain in full force and effect for so long as the economic or legal substance of the transactions contemplated by this Agreement is not affected in any manner materially adverse to any party hereto. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties hereto as closely as possible in a mutually acceptable manner in order that the transactions contemplated by this Agreement are consummated as originally contemplated to the greatest extent possible.

Section 6.08. <u>Counterparts</u>. This Agreement may be executed and delivered (including by facsimile or other means of electronic transmission, such as by electronic mail in "pdf" form) by two witnesses, in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original, but all of which taken together shall constitute one and the same agreement.

Section 6.09. <u>Materiality</u>. Unless the context clearly indicates to the contrary, determinations regarding the materiality of any act, event, condition or circumstance shall be in the reasonable, good faith judgment of the Lender.

Section 6.10. <u>Dispute Resolution</u>.

(a)   Each of the Parties irrevocably agrees that any legal action or

proceeding with respect to this Agreement or for recognition and enforcement of any judgment in respect hereof shall be brought and determined in the United States District Court for the Southern District of New York or if such legal action or proceeding may not be brought in such court for jurisdictional reasons, in the Supreme Court of New York in New York County. Each of the Parties hereby (a) irrevocably submits with regard to any such action or proceeding to the exclusive personal jurisdiction of the aforesaid courts in the event any dispute arises out of this Agreement or any transaction contemplated hereby; (b) agrees that it shall not attempt to deny or defeat such personal jurisdiction by motion or otherwise, or contend that such action is brought in an improper venue or inconvenient forum; (c) agrees that it shall not bring any action relating to this Agreement or any transaction contemplated hereby in any court other than any New York state or federal court sitting in New York, New York; and (d) irrevocably consents to the service of any and all process in any such action by the mailing of copies of such process to such Party at its address specified in Section 6.03.

(b)　THE PARTIES TO THIS AGREEMENT EACH HEREBY WAIVES, TO THE FULLEST EXTENT PERMITTED BY LAW, ANY RIGHT TO TRIAL BY JURY OF ANY CLAIM, DEMAND, ACTION, OR CAUSE OF ACTION (I) ARISING UNDER THIS AGREEMENT OR (II) IN ANY WAY CONNECTED WITH OR RELATED OR INCIDENTAL TO THE DEALINGS OF THE PARTIES HERETO OR THERETO IN RESPECT OF THIS AGREEMENT OR ANY OF THE TRANSACTIONS RELATED HERETO, IN EACH CASE WHETHER NOW EXISTING OR HEREAFTER ARISING, AND WHETHER IN CONTRACT, TORT, EQUITY, OR OTHERWISE. THE PARTIES TO THIS AGREEMENT EACH HEREBY AGREES AND CONSENTS THAT ANY SUCH CLAIM, DEMAND, ACTION, OR CAUSE OF ACTION SHALL BE DECIDED BY COURT TRIAL WITHOUT A JURY AND THAT THE PARTIES TO THIS AGREEMENT MAY FILE AN ORIGINAL COUNTERPART OF A COPY OF THIS AGREEMENT WITH ANY COURT AS WRITTEN EVIDENCE OF THE CONSENT OF THE PARTIES HERETO TO THE WAIVER OF THEIR RIGHT TO TRIAL BY JURY.

Section 6.11. Paragraph Headings. Paragraph headings relating to the contents of a particular paragraph have been inserted for convenience of reference only and shall not be construed as part of the particular paragraph to which they refer.

Section 6.12. Interpretation. This Agreement and other Loan Documents are the result of negotiations among all parties hereto. Accordingly, this Agreement and the other Loan Documents shall not be construed against any party merely because of such party's involvement in their preparation.

Section 6.13. Indemnity. Borrower hereby releases and shall indemnify, defend and hold harmless the Lender and its officers, employees and agents, of and from any claims, demands, liabilities, obligations, judgments, injuries, losses, damages and costs and expenses (including, without limitation, reasonable legal fees) resulting from (i) acts or conduct of Borrower following the date hereof pursuant or related to this Agreement and the Notes, in breach or violation of any representation, warranty, covenant or undertaking contained in this Agreement or the Notes, (ii) Borrower's failure to comply following the

date hereof with any or all Laws, whether federal, state or local, or court or administrative orders related to this Agreement or the Notes and all costs, expenses, fines, penalties or other damages resulting therefrom.

Section 6.14. <u>Taxes</u>. All payments by Borrower of principal of and interest on the Loan, and all other amounts payable hereunder and under the other Loan Documents, shall be made free and clear of and without deduction for any present or future income, excise, stamp or franchise taxes and other taxes, fees, duties, withholdings or other charges of any nature whatsoever imposed by any taxing authority, but excluding franchise taxes and taxes imposed on or measured by a Lender's net income or receipts (such non-excluded items being called "<u>Taxes</u>"). Moreover, if any Taxes are directly asserted against the Lender with respect to any payment received by the Lender hereunder, the Lender may pay such Taxes and Borrower will promptly pay such additional amount (including any penalties, interest or expenses) as is necessary in order that the net amount received by the Lender after the payment of such Taxes (including any Taxes on such additional amount) shall equal the amount the Lender would have received had such Taxes not been asserted. If Borrower fails to pay any Taxes when due to the appropriate taxing authority or fails to remit to the Lender the required receipts or other required documentary evidence, Borrower shall indemnify the Lender for any incremental Taxes, interest or penalties that may become payable by the Lender as a result of any such failure.

Section 6.15. <u>Lender Actions</u>. Whenever the consent or other authorization of the Lender is required, or the Lender is granted any right to exercise any remedy or take, or refrain from taking, any action, under any provision of this Agreement, or the Notes, the giving of such consent or other authorization, the exercise of such remedy, and the taking (or refraining from taking) such action shall require the affirmative approval of the Lender.

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Exhibit A Form of Note

DATE OF NOTE: _____

AMOUNT OF NOTE: US $_____

NUMBER OF NOTES PURCHASED: _____

For Value Received, Oceanus Power & Water, LLC, a Delaware limited liability company ("<u>Borrower</u>"), promises to pay to the order of _____ ("<u>Lender</u>") and registered assigns, the principal sum of _____ AND no/100 Dollars ($_____), or so much thereof as shall be advanced and from time to time remain unpaid (including any amount added to the principal amount pursuant to Section 2, the "<u>Principal Amount</u>"), plus interest on the unpaid Principal Amount of this Promissory Note (this "<u>Note</u>"), from the date of this Note until the date this Note is paid in full, at the interest rate set forth below. This Note is issued pursuant to the Note Purchase Agreement, dated as of _____ (as from time to time amended or supplemented, the "<u>Loan Agreement</u>"), between the Borrower and the Lender, and is entitled to the benefits thereof. Unless otherwise indicated, capitalized terms used in this Note shall have the respective meanings ascribed to such terms in the Loan Agreement.

1.   **<u>INTEREST RATE</u>**. Interest on the amounts owing hereunder shall accrue at a rate equal to ten percent (10%) per annum from the date hereof (computed on the basis of a 360-day year of twelve 30-day months).

2.   **<u>PAYMENTS/MANDATORY PAYMENTS</u>**. Borrower shall pay interest on the unpaid Principal Amount from the date of this Note until the Principal Amount shall be paid in full. Unpaid interest on this Note shall be accrued and paid upon maturity of the note. Payment of interest shall be made without any deduction, abatement, set-off or counterclaim whatsoever, the rights to which are specifically waived by Borrower. All payments on this Note shall be applied first, to the payment of accrued and unpaid interest, and second, to the payment of the principal balance thereof. All payments of principal and interest and any other charges due hereunder shall be payable to Lender at its address as it appears in Borrower's records of its Members, or such other place as Lender may designate in writing. The Principal Amount is subject to mandatory prepayment in accordance with the Loan Agreement.

3.   **<u>MATURITY DATE</u>**. The entire outstanding Principal Amount, together with all accrued and unpaid interest thereon and all other sums payable hereunder, shall mature and be due and payable in full to Lender in immediately available funds on the fifth anniversary of the Closing Date (the "<u>Maturity Date</u>") unless sooner accelerated pursuant to the terms of this Note.

4.   **ACCELERATION**. Upon the occurrence of an Event of Default, the Principal Amount and all accrued and unpaid interest thereon, and all other liabilities and obligations owing to Lender under this Note shall, at the option of Lender, become immediately due and payable after any applicable notice and grace period.

5.   **PREPAYMENT**. The Notes are prepayable by the Company. If the Notes are prepaid within the first year, the Company will pay a prepayment penalty of ten percent (10%) or one (1) year of interest, whichever is greater. Any partial prepayments shall not relieve Borrower of the obligation to pay periodic installments of principal and/or interest hereunder as and when the same would otherwise fall due with respect to the unpaid Principal Amount.

6.   **WAIVER; NO RELEASE; REMEDIES CUMULATIVE**. Presentment, demand, notice of dishonor, notice of protest and protest are hereby waived by all makers, sureties, guarantors and endorsers hereof. This Note shall be binding upon them and their successors and assigns. No release of any person liable for the indebtedness evidenced hereby, and no release of any security for the indebtedness evidenced by this Note, or any portion thereof, and no extension, alteration, amendment, subordination or waiver of any provision of this Note made by agreement between Lender and any other person or party shall release, discharge, modify, change or affect the liability of Borrower or any other person now or hereafter liable under this Note. The remedies provided Lender in this Note shall be cumulative and concurrent and shall be in addition to every other right or remedy now or hereafter provided by law or equity. Such remedies may be pursued singly, successively or together against Borrower or any collateral, at the option of Lender. Borrower hereby expressly waives any right to make a claim for or relating to the marshaling of assets. The failure to exercise or delay in exercising any such remedy shall not be construed as a waiver or release thereof.

7.   **GOVERNING LAW**. This Note shall be governed by, and construed in accordance with, the laws of the State of New York, without giving effect to its principles or rules of conflict of laws (other than General Obligations Law §5-1401 or any successor provision).

8.   **EVENTS OF DEFAULT**. The occurrence of any "Event of Default" under the Loan Agreement shall constitute an Event of Default hereunder.

9.   **REMEDIES**. If an Event of Default exists, Lender may exercise any right, power or remedy permitted by law or as set forth herein or in the Loan Agreement, including, without limitation, the right to declare the entire unpaid Principal Amount hereof and all interest accrued hereon, and all other sums owing hereunder, to be, and such principal, interest and other sums shall thereupon become, immediately due and payable, provided that upon the occurrence of an Event of Default specified in Section 4.01(d) or (e) of the Loan Agreement, the Notes shall immediately and automatically become due and payable.

10.   **LEGAL RATE OF INTEREST**. This Note is subject to the express condition that at no time shall Borrower be obligated or required to pay interest on the Principal Amount at a rate in excess of the maximum rate which Borrower is permitted by law to contract or agree to pay. If by the terms of this Note, Borrower at any time is required or obligated to pay interest on the Principal Amount at a rate in excess of such maximum rate, then the rate of interest hereunder shall be deemed to be reduced immediately and automatically to such maximum rate, interest payable hereunder shall be computed at such maximum rate and any prior interest payment made in excess of such maximum rate shall be immediately and automatically applied to, and shall be deemed to have been payment made in reduction of, the next succeeding payment of interest as the same becomes due and payable (if after giving effect to such payment, the amount of interest paid is no longer in excess of the maximum rate), or to the Principal Amount.

11.   **INVALIDITY**. In the event any one or more of the provisions contained in this Note shall for any reason be held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provision of this Note, but this Note shall be construed as if such invalid, illegal or unenforceable provision had never been contained herein or therein.

12.   **CAPTIONS**. The captions and headings set forth in this Note are for convenience purposes only and shall not limit, define or otherwise have any effect on the interpretation of the agreements and understandings set forth herein.

13.   **RELATIONSHIP OF PARTIES**. Lender shall in no event be construed for any purpose to be a partner, joint venturer or associate of Borrower, or of any lessee, operator, concessionaire or licensee of Borrower, in the conduct of their respective businesses solely by reason of the transactions contemplated by the Loan Agreement.

14.   **MODIFICATION**. This Note may not be modified, amended, discharged or waived orally, but only by an agreement in writing signed by the party against whom such modification, amendment, discharge or waiver is sought to be enforced.

15.   **CONTINUING ENFORCEMENT**. If, after receipt of any payment of all or any part of this Note, Lender is compelled or agrees, for settlement purposes, to surrender such payment to any person or entity for any reason (including, without limitation, a determination that such payment is void or voidable as a preference or fraudulent conveyance, an impermissible setoff, or a diversion of trust funds), then this Note shall continue in full force and effect or be reinstated, as the case may be, and Borrower shall be liable for, and shall indemnify, defend and hold harmless Lender with respect to the full amount so surrendered. The provisions of this Section shall survive the cancellation or termination of this Note and shall remain effective notwithstanding the payment of the obligations evidenced hereby, the release of any security interest, lien or encumbrance securing this Note or any other action which Lender may have taken in reliance upon its receipt of such payment. Any cancellation, release or other such action shall be deemed to have been conditioned upon any payment of the obligations evidenced hereby having become final and irrevocable.

16. **DISPUTE RESOLUTION.**

(a)   Each of the Borrower and the Lender irrevocably agrees that any legal action or proceeding with respect to this Note or for recognition and enforcement of any judgment in respect hereof shall be brought and determined in the United States District Court for the Southern District of New York or if such legal action or proceeding may not be brought in such court for jurisdictional reasons, in the Supreme Court of New York in New York County. Each of the Borrower and the Lender hereby (a) irrevocably submits with regard to any such action or proceeding to the exclusive personal jurisdiction of the aforesaid courts in the event any dispute arises out of this Note or any transaction contemplated hereby; (b) agrees that it shall not attempt to deny or defeat such personal jurisdiction by motion or otherwise, or contend that such action is brought in an improper venue or inconvenient forum; (c) agrees that it shall not bring any action relating to this Note or any transaction contemplated hereby in any court other than any New York state or federal court sitting in New York, New York; and (d) irrevocably consents to the service of any and all process in any such action by the mailing of copies of such process to such Party at its address specified in Section 6.03 of the Loan Agreement.

(b)   THE PARTIES TO THIS NOTE EACH HEREBY WAIVES, TO THE FULLEST EXTENT PERMITTED BY LAW, ANY RIGHT TO TRIAL BY JURY OF ANY CLAIM, DEMAND, ACTION, OR CAUSE OF ACTION (I) ARISING UNDER THIS NOTE OR (II) IN ANY WAY CONNECTED WITH OR RELATED OR INCIDENTAL TO THE DEALINGS OF THE PARTIES HERETO IN RESPECT OF THIS NOTE OR ANY OF THE TRANSACTIONS RELATED HERETO, IN EACH CASE WHETHER NOW EXISTING OR HEREAFTER ARISING, AND WHETHER IN CONTRACT, TORT, EQUITY, OR OTHERWISE. THE PARTIES TO THIS NOTE EACH HEREBY AGREES AND CONSENTS THAT ANY SUCH CLAIM, DEMAND, ACTION, OR CAUSE OF ACTION SHALL BE DECIDED BY COURT TRIAL WITHOUT A JURY AND THAT THE PARTIES TO THIS NOTE MAY FILE AN ORIGINAL COUNTERPART OF A COPY OF THIS NOTE WITH ANY COURT AS WRITTEN EVIDENCE OF THE CONSENT OF THE PARTIES HERETO TO THE WAIVER OF THEIR RIGHT TO TRIAL BY JURY.

17.   **AUTHORITY AND BINDING OBLIGATION**. (i) Borrower has full power and authority to execute and deliver this Note, (ii) the execution and delivery by the signer on behalf of Borrower, and the performance by Borrower of its obligations hereunder, have been duly and validly authorized by all necessary action by Borrower, and (iii) this Note, when executed and delivered, will constitute the legal, valid and binding obligations of Borrower, enforceable against Borrower in accordance with its terms, except to the extent enforcement is limited by insolvency, bankruptcy or similar laws effecting creditors' rights, and the application of equitable principles (whether in law or equity).

18.   **CONSENTS AND APPROVALS; NO CONFLICTS**. In addition to any representation and warranty set forth in the Loan Agreement, the Borrower represents and warrants that no filing with, and no permit, authorization, consent or approval of, any governmental authority or other person is necessary for the execution or delivery by Borrower of this Note, or the performance by Borrower of any of its obligations hereunder.

IN WITNESS WHEREOF, Borrower and the Lender have each caused this Note to be duly executed, sealed and delivered as of the day and year first written above.

BORROWER:

OCEANUS POWER & WATER, LLC, a Delaware limited liability company   .

By: _____

Name:

Title:

LENDER:

                                                                                                                .

By: _____

Name:

Title: